File No.

As filed with the Securities and Exchange Commission on June 11, 2012

Securities and Exchange Commission

Washington, D.C. 20549

In the Matter of the Application

of

Forward Funds

Forward Management, LLC

Forward Securities, LLC

101 California Street, 16th Floor

San Francisco, CA 94111

(800) 999-6809

APPLICATION FOR AN ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT

COMPANY ACT OF 1940 (THE “ACT”) FOR AN EXEMPTION FROM SECTIONS

12(d)(1)(A) AND (B) OF THE ACT AND UNDER SECTIONS 6(c) AND 17(b) OF THE ACT

GRANTING AN EXEMPTION FROM SECTIONS 17(a)(1) AND (2) OF THE ACT

All communications and orders to:

J. Alan Reid, Jr.

Forward Management, LLC

101 California Street, 16th Floor

San Francisco, CA 94111

With a copy to:

Douglas P. Dick, Esq.

Dechert LLP

1775 I Street, N.W.

Washington, D.C. 20006

This application (including exhibits) consists of 29 pages. The exhibit index appears on Page 23.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

In the Matter of:	)
)
FORWARD FUNDS	)	APPLICATION FOR AN ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “ACT”) FOR AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND (B) OF THE ACT AND UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN EXEMPTION FROM SECTIONS 17(a)(1) AND (2) OF THE ACT
FORWARD MANAGEMENT, LLC	)
FORWARD SECURITIES, LLC	)
101 California Street, 16th Floor	)
San Francisco, CA 94111)
(800) 999-6809)
)
)

File No.

I.	SUMMARY OF REQUESTED RELIEF

Forward Funds (the “Trust”), Forward Management, LLC (the “Adviser”), and Forward Securities, LLC (the “Distributor”) (the Trust, the Adviser, and the Distributor together are the “Applicants”) submit this application with the Securities and Exchange Commission (the “SEC” or the “Commission”) requesting an order under section 12(d)(1)(J) of the Investment Company Act of 1940 (the “Act”) granting an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under sections 6(c) and 17(b) of the Act granting an exemption from section 17(a) of the Act. Applicants request the exemption to permit registered open-end management investment companies that are not part of the same “group of investment companies” as the Trust within the meaning of section 12(d)(1)(G)(ii) of the Act (the “Investing Funds”) to acquire shares in series of the Trust (the “Funds”) in excess of the limits in section 12(d)(1)(A) of the Act and the Funds, any principal underwriter for a Fund, and any broker or dealer, to sell shares of the Funds to the Investing Funds in excess of the limits in section 12(d)(1)(B) of the Act. Applicants request that the relief apply to: (1) each registered open-end management investment company or series thereof that currently or subsequently is part of the same “group of investment companies,” within the meaning of section 12(d)(1)(G)(ii) of the Act, as the Trust and that is advised by the Adviser (also included in the term “Funds”), their principal underwriters and any brokers and dealers; and (2) each Investing Fund that enters into a participation agreement with a Fund, as described below, to purchase shares of the Fund. All investment companies that currently intend to rely on the requested order are named applicants. Any other investment company that relies on the order in the future will comply with the terms and conditions of the application.

II.	ORGANIZATION, STRUCTURE, OWNERSHIP AND OPERATION OF THE APPLICANTS

A.	The Trust and the Funds

The Trust is a Delaware statutory trust registered with the Commission as an open-end series management investment company. The Trust is organized as a series fund with multiple separate Funds, certain of which are currently offered and sold pursuant to its Registration Statement on Form N-1A.

B.	The Adviser

The Adviser, a Delaware limited liability company with its principal office in San Francisco, CA, currently serves as investment adviser to the Funds, subject to the supervision of the Trust’s board of trustees. The Adviser is registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (“Advisers Act”).

C.	The Distributor

The Distributor, a Delaware limited liability company with its principal office in San Francisco, CA, serves as the Funds’ distributor. The Distributor is a registered broker dealer under Section 15 of the Securities Exchange Act of 1934, as amended. The Adviser and the Distributor are under common control, and therefore are affiliated persons of each other within the meaning of Section 2(a)(3)(C) of the Act.

D.	The Investing Funds

As defined earlier, the Investing Funds are registered management investment companies that are not part of the same “group of investment companies” (within the meaning of section 12(d)(1)(G)(ii) of the Act) as the Funds. Each Investing Fund will be advised by an investment adviser that meets the definition of section 2(a)(20)(A) of the Act registered as such under the Advisers Act (each, an “Investing Fund Adviser”). Some Investing Funds also may be advised by investment adviser(s) that meet the definition of section 2(a)(20)(B) of the Act (each, an “Investing Fund Subadviser”).

E.	Proposed Transactions

Applicants propose to permit the Investing Funds to invest in the Funds in excess of the limits in section 12(d)(1)(A) of the Act and the Funds, any principal underwriter for a Fund, and any broker or dealer, to sell shares of the Funds to the Investing Funds in excess of the limits in section 12(d)(1)(B) of the Act.

Applicants must be able to ensure that the Investing Funds comply with the terms and conditions of the requested relief because the Investing Funds are unaffiliated registered management investment companies that are not part of the same group of investment companies as the Funds. Therefore, Applicants propose to require that an Investing Fund undertake a contractual obligation to participate in the proposed transactions in a manner that addresses concerns regarding the requested relief. Therefore, a participation agreement will be entered into between the Trust, on behalf of the Funds, and each Investing Fund (the “Participation Agreement”).

Any Investing Fund that intends to invest in a Fund in excess of the limits of section 12(d)(1)(A) of the Act would be required, under the Participation Agreement, to adhere to the terms and conditions of the requested order. The Participation Agreement will include an acknowledgment from the Investing Fund that it may rely on the requested order only to invest in the Funds and not in any other registered investment company.

F.	Fees and Expenses

Each Fund is authorized to issue shares of beneficial interest in one or more classes. The Class A, Class B and Class C Shares of each Fund, except the Forward U.S. Government Money Fund, are subject to an initial sales charge or a contingent deferred sales charge.

The Class A, Class B, Class C, and Investor Class Shares of each Fund are subject to Rule 12b-1 fees of up to 0.35%, 0.75%, 0.75%, and 0.25%, respectively. The Class M, Class Z, and Institutional Class Shares are not subject to Rule 12b-1 fees.

Class A, Class B, Class C, Class M, Investor Class, and Institutional Class Shares are subject to shareholder services fees of up to 0.25%, 0.25%, 0.25%, 0.10%, 0.25%, and 0.10%, respectively. The Class Z Shares are not subject to a shareholder services fee.

Class A, Class C, Investor Class, and Institutional Class Shares of the Forward U.S. Government Money Fund pay the Adviser administrative plan fees of up to 0.25%.

Investing Funds will invest in those Fund share classes which are not subject to an initial or deferred sales charge, a Rule 12b-1 fee, or an administrative plan fee. Investing Fund shareholders will, however, indirectly pay their proportionate share of the Funds’ advisory fees and other operating expenses.

III.	LEGAL ANALYSIS

A.	Section 12(d)(1) of the Act

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, any principal underwriter, and any broker or dealer from selling shares of the investment company to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

The National Securities Markets Improvement Act of 1996 (“NSMIA”) added section 12(d)(1)(J) to the Act. Section 12(d)(1)(J) provides that the SEC may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA provides that the Commission should consider when granting relief under section 12(d)(1)(J), among other things, “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.”1 Applicants agree to conditions that adequately address

[1]	H.R. Rep. No. 622, 104th Cong., 2d Sess., 44 (1996).

the concerns underlying the applicable limits in sections 12(d)(1)(A) and (B). Therefore, Applicants believe that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed arrangements are consistent with Congressional intent that the Commission grant exemptions under section 12(d)(1)(J) in a “progressive” manner.2

1.	Concerns Underlying the Limits in Sections 12(d)(1)(A) and (B)

Congress intended that the restrictions in section 12(d)(1)(A) and (B) of the Act address certain abuses perceived to be associated with the pyramiding of investment companies, including: (i) unnecessary duplication of costs (such as sales loads, advisory fees, and administrative costs); (ii) diversification without any clear benefit; (iii) undue influence by a fund holding company over its underlying funds; (iv) the threat of large scale redemptions of the securities of the underlying investment companies; and (v) unnecessary complexity. The SEC identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (the “PPI Report”).3

2.	Duplicative Fees and Expenses

The PPI Report found that, at the time of the study, all funds of funds subjected their investors to two layers of advisory fees.4 The PPI Report also found that investors in a fund of funds with a sales load were potentially subjected to two layers of sales charges: one on their purchases of shares of the fund of funds, and a second sales charge when that fund of funds purchased shares in an underlying load fund. In light of these factors, the PPI Report found that the layered costs of a fund of funds were significantly higher than the costs of an ordinary mutual fund.5

[2]	H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996).
[3]	Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966) (“PPI Report”).
[4]	PPI Report at 318.
[5]	PPI Report at 319-20.

A number of the conditions of the requested relief address concerns over the layering of advisory fees, sales charges, and costs. As described below in Section V of this application, Condition 9 requires that, prior to approving any advisory contract, the board of directors or trustees of each Investing Fund, including a majority of the directors or trustees who are not “interested persons,” as that term is defined in section 2(a)(19) of the Act (“Disinterested Directors”), find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contracts of any Fund in which the Investing Fund invests. Furthermore, Condition 11 provides that any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830. Finally, Condition 10 requires an Investing Fund Adviser to waive fees otherwise payable to it by an Investing Fund in an amount at least equal to any compensation received by the Investing Fund Adviser or an affiliated person of the Investing Fund Adviser from the Funds in connection with the investment by the Investing Fund in the Fund. Applicants also note that as required by Condition 11, any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in rule 2830 of the NASD Conduct Rules.

3.	Undue Influence

The PPI Report discussed pyramiding of control as a potential abuse associated with funds of funds, expressing concern over a fund of funds exercising voting control over its underlying funds. The PPI Report also stated that a fund of fund’s sizeable share percentage ownership of an underlying fund can present the management of the underlying fund with the threat of the loss of advisory fees as the result of large redemptions.6

Several conditions of the requested relief address concerns over an Investing Fund exercising undue influence over the Funds. First, Condition 1 provides that neither an Investing Fund’s Advisory Group (as defined below) nor an Investing Fund’s Subadvisory Group (as defined below) will control (within the meaning of section 2(a)(9) of the Act) a Fund (and requires “echo voting” if an Investing Fund’s Advisory Group or an Investing Fund’s Subadvisory Group inadvertently becomes the holder of more than 25 percent of the outstanding voting securities of a Fund because of a decrease in the number of outstanding securities). For purposes of this application, an “Investing Fund’s Advisory Group” is defined as the Investing Fund Adviser, any person controlling, controlled by, or under common control with the Investing Fund Adviser, and any investment company and any issuer that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the Act that is advised by the Investing Fund Adviser or any person controlling, controlled by, or under common control with the Investing Fund Adviser. For purposes of this application, an “Investing Fund’s Subadvisory Group” is defined as any Investing Fund Subadviser, any person controlling, controlled by, or under common control with the Investing Fund Subadviser, and any investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) that is advised by the Investing Fund Subadviser or any person controlling, controlled by, or under common control with the Investing Fund Subadviser.

[6]	PPI Report at 314-19.

Second, Condition 2 prohibits an Investing Fund or an Investing Fund Affiliate (as defined below) from causing any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate (as defined below). For purposes of this application, an “Investing Fund Affiliate” is defined as the Investing Fund Adviser, Investing Fund Subadviser(s), promoter, and principal underwriter of an Investing Fund, and any person controlling, controlled by, or under common control with any of those entities. A “Fund Affiliate” is defined as the investment adviser(s), promoter and principal underwriter of a Fund, and any person controlling, controlled by, or under common control with any of those entities. Conditions 3 and 4 mandate oversight of compliance with Condition 2 by the board of directors or trustees of an Investing Fund and the board of trustees of each Fund (“Board”). Condition 3 requires the board of directors or trustees of an Investing Fund, including a majority of the Disinterested Directors, to adopt procedures reasonably designed to assure that the Investing Fund Adviser and any Investing Fund Subadviser(s) are conducting the investment program of the Investing Fund without taking into account any consideration received by the Investing Fund or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions. Condition 4 requires the Board of a Fund, including a majority of the trustees who are not “interested persons,” as that term is defined in section 2(a)(19) of the Act (“Disinterested Trustees”), to determine that any consideration paid by the Fund to an Investing Fund or an Investing Fund Affiliate in connection with any services or transactions is fair and reasonable in relation to the services and benefits received; is within the range that the Fund would be required to pay in an arms’-length transaction; and does not involve overreaching.

Third, Conditions 5, 6, and 7 address concerns related to an Investing Fund or an Investing Fund Affiliate influencing a Fund to purchase securities in an offering of securities during the existence of an underwriting of which a principal underwriter is connected with the Investing Fund. Condition 5 generally prohibits an Investing Fund or Investing Fund Affiliate from causing a Fund to purchase a security in any Affiliated Underwriting. An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.” For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Subadviser, or employee of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Subadviser, or employee is an affiliated person, except that any person whose relationship to the Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate. Condition 6 requires, among other things: (i) that the Board of the Fund, including a majority of the Disinterested Trustees, adopt procedures to monitor any purchases of securities by the Fund in an Affiliated Underwriting; and (ii) that the Board of the Fund review such purchases at least annually to determine whether the purchases were influenced by the investment by an Investing Fund in shares of the Fund. Condition 7 requires the Fund to maintain and preserve the procedures required by Condition 6 and records related to any purchases made by the Fund in an Affiliated Underwriting.

4.	Threat of Large-Scale Redemptions

The PPI Report expressed concern about the impact that the threat of large scale redemptions may have on the orderly management of an underlying fund.7 In response to this concern, Applicants first submit that Conditions 2, 3, 4, 6, and 7 substantially remove the possible motivations for an Investing Fund to threaten a Fund intentionally with a large redemption. Second, Applicants submit that Condition 1 will prevent an Investing Fund Advisory Group or an Investing Fund Subadvisory Group from purchasing more than 25 percent of the outstanding voting securities of a Fund. This will limit the large-scale redemption threat. (By contrast, the PPI Report found the largest offshore fund of funds in 1966 holding from 30 to 100 percent of the securities of many of its portfolio funds.8) Finally, Applicants note that an Investing Fund will be required to enter into a Participation Agreement with a Fund before investing in shares of the Fund in excess of the limit in section 12(d)(1)(A) of the Act. A Fund will therefore have advance notice of such an investment and may choose to reject it (and will retain the right to reject any Investing Fund investment when the Fund deems it appropriate to do so).

5.	Diversification

In 1966, the PPI Report found that the diversification benefits for funds of funds were “largely illusory”— that ordinary mutual funds were themselves diversified, and that funds of funds merely created “diversification upon diversification” that did not result in “greater safety in proportion to the number of layers imposed on the original investment.”9 The PPI Report

[7]	PPI Report at 315-18.
[8]	PPI Report at 313.
[9]	PPI Report at 320.

expressed concern that “to the extent that greater diversification may be sought by spreading a single investment among several portfolio funds, the likelihood increases that the management of one portfolio fund will be buying for its portfolio the same securities the management of another will be selling, thereby subjecting the [fund of funds’] overall assets to brokerage fees for what are, in effect, wash transactions which achieve no investment purpose.”10

Applicants submit that investment company shareholders actually can benefit from the additional diversification offered by funds of funds. The conclusion of PPI Report on this issue is not supported by the development of funds of funds since 1966, and it does not reflect current investing approaches to constructing personal investment portfolios of several types of mutual funds. The addition of section 12(d)(1)(J) to the Act by NSMIA in 1996 suggests that Congress has now recognized that funds of funds can serve as a beneficial investment option for investors.

6.	Complex Structures

Finally, the PPI Report expressed concern that the popularity of funds of funds could lead to the creation of more complex investment vehicles that would not serve any meaningful purpose.11 Condition 12 was designed to address concerns over needlessly complex structures. Condition 12 requires that the Funds not acquire securities of any other investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits in section 12(d)(1)(A) of the Act (with limited exceptions). This will prevent the Investing Funds from becoming “funds of funds of funds.”

[10]	PPI Report at 320.
[11]	PPI Report at 321.

B.	Sections 17(a), 17(b) and 6(c) of the Act

Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3) of the Act defines an “affiliated person” of another person to include, among other things, any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person. Because an Investing Fund relying on the requested order could potentially own more than 5% of the outstanding voting securities of a Fund, the Fund could become an affiliated person of the Investing Fund. Section 17(a) then would prohibit the sale of shares of a Fund to the Investing Fund and the redemption of such shares.

Section 17(b) of the Act authorizes the SEC to grant an order permitting a transaction otherwise prohibited by section 17(a) if it finds that: (i) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (ii) the proposed transaction is consistent with the policies of each registered investment company involved; and (iii) the proposed transaction is consistent with the general purposes of the Act. Applicants submit that the terms of the proposed arrangement, which could result in a Fund being an affiliated person of an Investing Fund, are fair and reasonable and do not involve overreaching on the part of any person concerned.

The Commission has interpreted its authority under section 17(b) as extending only to a single transaction and not a series of transactions. Section 6(c) of the Act permits the SEC to exempt any person or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants submit that the terms of the proposed transactions are fair and reasonable and do not involve overreaching. In transactions between the Investing Funds and the Funds, shares of the Funds will be sold and redeemed at their net asset values.

Applicants also submit that the proposed transactions will be consistent with the policies of each Investing Fund. The investment of assets of the Investing Fund in shares of the Funds and the issuance of shares by the Funds to the Investing Fund will be effected in accordance with the investment restrictions of each Investing Fund and will be consistent with the investment policies set forth in the registration statement of such Investing Fund. The proposed transactions will also be consistent with the policies of each Fund.

Applicants further submit that the proposed transactions are consistent with the general purposes of the Act. Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by the affiliated person. The proposed transactions involve the sale and redemption of the Funds’ shares based on their net asset value, the same consideration paid and received by any other purchaser of the Funds’ shares.

Also, for the reasons articulated in the legal analysis of section 12(d)(1)(J), above, Applicants submit here that the proposed transactions are appropriate in the public interest and consistent with the protection of investors. Applicants also submit that the proposed transactions are consistent with the policies and provisions of the Act.

IV.	PRECEDENT

The SEC has previously granted exemptive orders to other applicants who sought relief for similar funds of funds structures and investments, and whose requests for relief included conditions substantially similar to those included in this application. The proposed purchase and sale transactions in this application are substantially identical to those in the relief granted to Precidian ETFs Trust, et al., File No. 812-13818, Investment Company Act Release Nos. 29692 (June 9, 2011) (notice) and 29712 (July 1, 2011) (order); Eaton Vance Management, et al., File No. 812-13759, Investment Company Act Release Nos. 29591 (Mar. 1, 2011) (notice) and 29620 (Mar. 30, 2011) (order); Rafferty Asset Management, LLC, et al., File No. 812-13416, Investment Company Act Release Nos. 28039 (Oct. 30, 2007) (notice) and 28067 (Nov. 27, 2007) (order); HealthShares et al., File No. 812-13288, Investment Company Act Release Nos. 27844 (May 29, 2007) (notice) and 27871 (Jun. 21, 2007) (order); ProFunds, et al., File No. 812-13029, Investment Company Act Release Nos. 27599 (Dec. 21, 2006) (notice) and 27658 (Jan. 9, 2007) (order); Frank Russell Investment Company et al., File No. 812-12931, Investment Company Act Release Nos. 27288 (Apr. 17, 2006) (notice) and 27319 (May 15, 2006) (order); iShares Trust, et al., File No. 812-12932, Investment Company Act Release Nos. 25969 (March 21, 2003) (notice) and 26006 (April 15, 2003) (order); and PADCO Advisers, Inc., et al., File No. 812-10528, Investment Company Act Release Nos. 24678 (Oct. 5, 2000) (notice) and 24722 (Oct. 31, 2000) (order).

V.	APPLICANTS’ CONDITIONS

Applicants agree that the order granting the requested relief will be subject to the following conditions:

1. The members of an Investing Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The members of an Investing Fund’s Subadvisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund’s Advisory Group or the

Investing Fund’s Subadvisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its shares of the Fund in the same proportion as the vote of all other holders of the Fund’s shares. This condition does not apply to the Investing Fund’s Subadvisory Group with respect to a Fund for which the Investing Fund Subadviser or a person controlling, controlled by, or under common control with the Investing Fund Subadviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

2. No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in shares of a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.

3. The board of directors or trustees of an Investing Fund, including a majority of the Disinterested Directors, will adopt procedures reasonably designed to assure that the Investing Fund Adviser and any Investing Fund Subadviser(s) are conducting the investment program of the Investing Fund without taking into account any consideration received by the Investing Fund or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4. Once an investment by an Investing Fund in the securities of a Fund exceeds the limit in section 12(d)(1)(A)(i) of the Act, the Board of the Fund, including a majority of the Disinterested Trustees, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (b) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s) or any person controlling, controlled by, or under common control with such investment adviser(s).

5. No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in any Affiliated Underwriting.

6. The Board of a Fund, including a majority of the Disinterested Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting once an investment by an Investing Fund in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in shares of the Fund. The Board shall consider, among other things, (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board shall take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

7. The Fund shall maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and shall maintain and preserve for a period not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of a Fund exceeds the limit in section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

8. Before investing in shares of a Fund in excess of the limits in section 12(d)(1)(A), each Investing Fund and Fund will execute a Participation Agreement stating, without limitation, that their boards of directors or trustees and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of a Fund in excess of the limit in section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the order, the agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9. Prior to approving any advisory contract under section 15 of the Act, the board of directors or trustees of each Investing Fund, including a majority of the Disinterested Directors,

will find that the advisory fees charged under such advisory contracts are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Fund may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Fund.

10. An Investing Fund Adviser will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to a Plan adopted by a Fund under Rule 12b-1 under the Act) received from a Fund by the Investing Fund Adviser, or an affiliated person of the Investing Fund Adviser, other than any advisory fees paid to the Investing Fund Adviser or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Subadviser will waive fees otherwise payable to the Investing Fund Subadviser, directly or indirectly, by the Investing Fund in an amount at least equal to any compensation received from a Fund by the Investing Fund Subadviser, or an affiliated person of the Investing Fund Subadviser, other than any advisory fees paid to the Investing Fund Subadviser or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund made at the direction of the Investing Fund Subadviser. In the event that the Investing Fund Subadviser waives fees, the benefit of the waiver will be passed through to the Investing Fund.

11. Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in rule 2830 of the NASD Conduct Rules.

12. No Fund will acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by an exemptive order that allows the Fund to purchase shares of an affiliated money market fund for short-term cash management purposes.

13. The board of directors or trustees of any Investing Fund and the Board of any Fund will satisfy the fund governance standards as defined in rule 0-1(a)(7) under the Act by the date on which the Investing Fund and the Fund execute a Participation Agreement.

VI.	REQUEST FOR ORDER

Applicants request an order pursuant to Sections 12(d)(1)(J) and 17(b) and 6(c) of the Act granting the relief requested in this Application. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the respective standards for relief under Sections 12(d)(1)(J) and 17(b) and 6(c) of the Act and therefore, Applicants respectfully request that the Commission grant the requested relief.

VII.	PROCEDURAL MATTERS

Applicants file this application in accordance with rule 0-2 under the Act, and state that their address is printed on the application’s facing page, and that they request that all written communications concerning the application be directed to the person and address printed on the application’s facing page.

The Verifications required by Rule 0-2(d) under the Act are included in this Application as Exhibit A. The Authorizations required by Rule 0-2(c) under the Act are included in this Application as Exhibit B.

Applicants have caused this Application to be duly signed on their behalf on the 7th day of June, 2012.

FORWARD FUNDS

By:	/s/ J. Alan Reid, Jr.
J. Alan Reid, Jr., President

FORWARD MANAGEMENT, LLC

By:	/s/ Mary Curran
Mary Curran, Secretary

FORWARD SECURITIES, LLC

By:	/s/ Mary Curran
Mary Curran, Secretary

EXHIBIT INDEX

A.	Verifications required pursuant to Rule 0-2(d).

B.	Authorizations required pursuant to Rule 0-2(c).

EXHIBIT A

Verification of Application and Statement of Fact

In accordance with Rule 0-2(d) under the Act, the undersigned, states that he has duly executed the attached Application for an order, dated as of June 7, 2012 for and on behalf of Forward Funds; that he is the President of such company; and that all actions taken by shareholders, directors, trustees, and the other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ J. Alan Reid, Jr.
Name:	J. Alan Reid, Jr.
Dated:	June 7, 2012

Verification of Application and Statement of Fact

In accordance with Rule 0-2(d) under the Act, the undersigned, states that she has duly executed the attached Application for an order, dated as of June 7, 2012, for and on behalf of Forward Management, LLC; that she is the Secretary of such company; and that all actions taken by shareholders, directors, trustees and the other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Mary Curran
Name:	Mary Curran
Dated:	June 7, 2012

Verification of Application and Statement of Fact

In accordance with Rule 0-2(d) under the Act, the undersigned, states that she has duly executed the attached Application for an order, dated as of June 7, 2012, for and on behalf of Forward Securities, LLC; that she is the secretary of such company; and that all actions taken by shareholders, directors, trustees and the other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Mary Curran
Name:	Mary Curran
Dated:	June 7, 2012

EXHIBIT B

Secretary’s Certification

Forward Funds

RESOLVED: That the Board of Trustees of Forward Funds (the “Trust”) hereby approves the filing with the U.S. Securities and Exchange Commission of an application for exemptive relief from Sections 17(a), 12(d)(1)(A) and 12(d)(1)(B) under the Investment Company Act of 1940, as amended (the “1940 Act”), to permit, among other things, registered management investment companies that are not part of the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act, as the Trust, to acquire shares of the Trust’s series that do not operate as “fund of funds” in excess of the limits in Section 12(d)(1)(A) of the 1940 Act; and

RESOLVED: That the officers of the Trust be, and each of them hereby is, authorized and directed, with the advice of counsel, to take such steps and to prepare, execute and file such documents, and pay such expenses, as he or she may deem necessary or appropriate to implement the foregoing resolution, including filing any further amendment to the application for the order.

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I, Mary Curran, do hereby certify that I am the duly elected, qualified and acting Secretary of Forward Funds, a Delaware statutory trust, and as such, I do hereby further certify that the foregoing is a true and correct copy of a resolution adopted at a meeting of all the trustees of Forward Funds on March 29, 2012, and that said resolution has not been revoked or amended and is now in full force and effect.

IN WITNESS WHEREOF, I have executed this certificate as Secretary of the Trust on this 7th date of June, 2012.

/s/ Mary Curran
Secretary

Secretary’s Certification

Forward Management, LLC

RESOLVED: That the Board of Directors of Forward Management, LLC (the “Company”) hereby approve the filing with the U.S. Securities and Exchange Commission of an application for exemptive relief from Sections 17(a), 12(d)(1)(A) and 12(d)(1)(B) under the Investment Company Act of 1940, as amended (the “1940 Act”), to permit, among other things, registered management investment companies that are not part of the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act, as Forward Funds (the “Trust”), to acquire shares of the Trust’s series that do not operate as “fund of funds” in excess of the limits in Section 12(d)(1)(A) of the 1940 Act; and

RESOLVED: That the officers of the Company be, and each of them hereby is, authorized and directed, with the advice of counsel, to take such steps and to prepare, execute and file such documents, and pay such expenses, as he or she may deem necessary or appropriate to implement the foregoing resolution, including filing any further amendment to the application for the order.

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I, Mary Curran, do hereby certify that I am the duly elected, qualified and acting Secretary of Forward Management, LLC, a Delaware limited liability company, and as such, I do hereby further certify that the foregoing is a true and correct copy of a resolution adopted at a meeting of all of the Directors of the Company on May 31, 2012, and that said resolution has not been revoked or amended and is now in full force and effect.

IN WITNESS WHEREOF, I have executed this certificate as Secretary of the Company on this 7th day of June, 2012.

/s/ Mary Curran
Secretary

Secretary’s Certification

Forward Securities, LLC

RESOLVED: That the Directors of Forward Securities, LLC (the “Company”) hereby approve the filing with the U.S. Securities and Exchange Commission of an application for exemptive relief from Sections 17(a), 12(d)(1)(A) and 12(d)(1)(B) under the Investment Company Act of 1940, as amended (the “1940 Act”), to permit, among other things, registered management investment companies that are not part of the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act, as Forward Funds (the “Trust”), to acquire shares of the Trust’s series that do not operate as “fund of funds” in excess of the limits in Section 12(d)(1)(A) of the 1940 Act; and

RESOLVED: That the officers of the Company be, and each of them hereby is, authorized and directed, with the advice of counsel, to take such steps and to prepare, execute and file such documents, and pay such expenses, as he or she may deem necessary or appropriate to implement the foregoing resolution, including filing any further amendment to the application for the order.

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I, Mary Curran, do hereby certify that I am the duly elected, qualified and acting Secretary of Forward Securities, LLC, a Delaware limited liability company, and as such, I do hereby further certify that the foregoing is a true and correct copy of a resolution adopted through written consent of a majority of the Directors of the Company on June 7, 2012, and that said resolution has not been revoked or amended and is now in full force and effect.

IN WITNESS WHEREOF, I have executed this certificate as Secretary of the Company on this 7th day of June, 2012.

/s/ Mary Curran
Secretary